SECURI 09040163 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

Hastings Capital Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue 16th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlene Brownstein (212) 485-3111
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue, (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arlene Brownstein , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hastings Capital Group, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President/CEO

Title

Notary Public

PETER W. TESTAVERDE, JR.
Notary Public, State of New York
No. 31-4603272
Qualified in New York County
Commission Expires ~~March 30, 19~~ 12/31/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

HASTINGS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Hastings Capital Group, LLC

We have audited the accompanying statement of financial condition of Hastings Capital Group, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hastings Capital Group, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 26, 2009

HASTINGS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	956,104
Fixed assets, at cost, net of accumulated depreciation of $1,750		5,252
Prepaid expenses and other assets		29,710
Total Assets	$	991,066
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Deferred fee income	$	573,528
Due to affiliate		187,657
Accrued expenses		57,662
Total liabilities		818,847
Members' equity		172,219
Total Liabilities and Members' Equity	$	991,066

See notes to statement of financial condition

1. **NATURE OF BUSINESS:** Hastings Capital Group, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company claims an exemption from the Security Exchange Commission customer protection rule 15c3-3 pursuant to section (k)(2)(i) and does not effect any transactions with customers.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:** The Company earns fees from securities offerings in which the Company acts as a private placement agent. These fees, which are received up front, are recognized ratably over the terms of the contracts, typically one year.

   This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by the Company's management.

   The Company considers cash equivalents to be highly liquid, short-term investments with original maturities of three months or less. The Company maintains its cash in one bank account which, at times, may exceed federally insured limits.

   No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to income taxes. The Company is subject to New York City unincorporated business tax.

3. **RELATED PARTY TRANSACTIONS:** Pursuant to a cost sharing agreement with an entity affiliated through common ownership (the "Affiliate"), the Company reimburses the Affiliate for rent, compensation and general operating expenses paid by the Affiliate.

4. **NET CAPITAL REQUIREMENT:** As a broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2008, the Company had net capital of $132,783, which exceeded its requirement of $16,355 by $116,428.

   Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 1.85 to 1.

5. RECENT ACCOUNTING PRONOUNCEMENT:

In July 2006, Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the Managing Members to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' equity as of the beginning of the year of adoption.

The Managing Members do not expect that adoption of FIN 48 will result in a material impact on the Company's members' equity. However, the Managing Members' conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.